BP 4/1

10028641

SEC Mail Processing
RECEIVED
MAR 31 2010
Wash., D.C.
193 Section

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

413 Avenue G, #1
(No. and Street)

Redondo Beach (City) CA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Morris 310-493-2244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 4/1

OATH OR AFFIRMATION

I, George Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

REBECCA KOHAN
Commission # 1794769
Notary Public - California
Los Angeles County
My Comm. Expires Apr 29, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REBECCA KOHAN
Commission # 1794769
Notary Public - California
Los Angeles County
My Comm. Expires Apr 29, 2012

FINRA

Financial Industry Regulatory Authority

February 26, 2010

George P. Morris, President
Morris Financial, Inc.
413 Ave. G #1
Redondo Beach, CA 90277

RE: Morris Financial, Inc.
CRD No. 18561

Dear Ms. Morris:

In reply to your letter dated February 24, 2010, please be advised that your request for an extension of time in which to file Morris Financial, Inc. annual audited financial report as of December 31, 1999, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 30, 2010, could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Laura J. Hart
Principal Examiner

cc: Herani Dansamo, Financial Operations Coordinator
FINRA
9509 Key West Avenue
Rockville, MD 20850

Cindy Wong, Assistant Regional Director
U.S. Securities and Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

MORRIS FINANCIAL, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Mr. George P. Morris, President
Morris Financial, Inc.
Redondo Beach, California

I have audited the accompanying statement of financial condition of Morris Financial, Inc., as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Morris Financial, Inc. as of December 31, 2009 and the results of it's operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As set forth in Note 2, the Company was deficient in their net capital requirement by $381 which was cured on March 26, 2010.

Joseph Yafeh, CPA

Los Angeles, California
March 26, 2010

MORRIS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash - Checking		$ 217	
Cash - Money market		7,002	
Cash - Special Trust		100	
Total Cash			7,319
Accounts Receivable			3,630
TOTAL ASSETS			$ 10,949

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts Payable		$ 2,700
TOTAL LIABILITIES		2,700
SHAREHOLDER'S EQUITY		
Common Stock	$11,000	
Additional Paid-in Capital	55,017	
Retained (Deficit)	(57,768)	
TOTAL SHAREHOLDER'S EQUITY		8,249
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 10,949

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME		
	Commissions	$ 146,631
	TOTAL REVENUES	146,631
EXPENSES		
	Accounting	2,298
	Bad debt expense	110
	Bank charges	264
	Commissions	119,159
	FINRA fees	4,449
	Rent & utilities	800
	SPIC fees	162
	TOTAL EXPENSES	127,242
	INCOME BEFORE TAXES	19,389
	STATE INCOME TAX	800
	NET INCOME	$ 18,589

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid-In Capital	Retained (Deficit)	Total
Balance, December 31, 2008	$ 11,000	$ 55,017	$(58,477)	$ 7,540
Distributions			(17,880)	(17,880)
Net Income			18,589	18,589
Balance, December 31, 2009	$ 11,000	$ 55,017	$(57,768)	$ 8,249

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 18,589
Accounts receivable	(3,630)
Accounts payable	1,789
Income tax payable	(800)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,948
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Distributions	(17,880)
NET CASH USED BY FINANCING ACTIVITIES	(17,880)
DECREASE IN CASH	(1,932)
Cash: Beginning of the year	9,251
Cash: End of the year	$ 7,319

Supplemental Cash Flow Information:

Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - <u>NATURE OF BUSINESS</u>

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission. To date the Company has been largely inactive.

NOTE 2 - <u>NET CAPITAL</u>

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009 the Company was deficient by $381 in their minimum capital requirement. This deficiency was discovered on March 26, 2010, at which time the Company was advised to notify FINRA and cure the deficiency immediately. As of the date of this statement, the Company has complied with both requirements. See page 7 for the computation of net capital requirements.

NOTE 3 - <u>INCOME TAXES</u>

The Company has elected to be taxed as a small business corporation. As such, income and losses pass through to the shareholder and are taxable to the individual. The Company is required to pay a minimum state tax of $800.

NOTE 4- <u>USE OF ESTIMATES</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - <u>SIPC SUPPLEMENTARY REPORT REQUIREMENT</u>

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

MORRIS FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Shareholder's Equity	$ 8,249
Non Allowable Assets	(3,630)
NET CAPITAL	$ 4,619

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 180
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
NET CAPITAL DEFICIENCY	$(381)
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 4,349

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 2,700
Percentage of aggregate indebtedness to net capital	58%

RECONCILIATION

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 5,579
Audit adjustment to accounts payable	(960)
Audited Net Capital	$ 4,619

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

MORRIS FINANCIAL, INC.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

PART II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Morris Financial, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide.

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
March 26, 2010